Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

C21 Investments Inc. (the "Company")
Suite 303, 595 Howe Street
Vancouver, B.C. V6C 2T5

Item 2	Date of Material Change

June 15, 2018 and June 18, 2018

Item 3	News Release

June 15, 2018 disseminated through Newsfile Corp. and SEDAR filed .

Item 4	Summary of Material Change

Effective at the close of business on Friday, June 15, 2018, the Company’s common shares were delisted from trading on the NEX Board of the TSX Venture Exchange, and at market open on Monday, June 18, 2018, the Company was fully listed for trading on the Canadian Securities Exchange (“CSE”) under the trading symbol CXXI.

On June 18, 2018, the Company elected to force conversion of Convertible Debentures in the total Principal Amount of $33,500,000 into a total of 33,500,000 common shares (the “Debenture Shares”) (refer to News Release dated March 26, 2018).

Accordingly, on June 18, 2018 the Company issued to the Convertible Debenture holders the Debenture Shares at a deemed value of $1.00 per Debenture Share, as well as 3,350,000 loan bonus common shares (the “Bonus Shares’) at a deemed value of $1.00 per Bonus Share, which Bonus Shares represent 10% of the total Principal Amount of Convertible Debentures subscribed for. The Debenture Shares and Bonus Shares will remain subject to a hold period under applicable Canadian securities laws expiring on July 27, 2018, and will be subject to such further restrictions on resale as may apply under applicable foreign securities laws.

In addition, on June 15, 2018 the Company issued non-transferable common share purchase warrants to consultants at an issue price of $0.001 per share for total gross proceeds of $3,350. The Warrants entitle the consultants to purchase up to 3,350,000 common shares of the Company at an exercise price of $1.38 per share on or before June 15, 2019. Pursuant to NI 45-102, there are no hold periods on the underlying common shares issuable on exercise of the warrants. No commissions were paid in respect of these warrants.

Item 5.1	Full Description of Material Change

See attached News Release dated June 18, 2018 for full particulars, as well as noting that in accordance with CSE Rules and Policies, the Company is now classified as a reporting issuer in Ontario, as well as B.C. and Alberta.

Item 5.2	Disclosure for Restructuring Transactions:		N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102:		N/A

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

	Robert Cheney, CEO	Phone: (604) 336-8613

Item 9	Date of Report

DATED this 18th day of June, 2018.

SIGNED: “ Robert Cheney”
Per:
Robert Cheney, Chief Executive Officer

June 15, 2018	NEX: CXXI.H

C21 ANNOUNCES EFFECTIVE DATE FOR TRANSFER OF LISTING FROM NEX TO CSE
AND ANNOUNCES ISSUANCE OF SECURITIES

Vancouver, B.C.: C21 Investments Inc. (“C21” or the “Company”) is pleased to announce that effective at the close of business on Friday, June 15, 2018, C21’s common shares will be delisted from trading on the NEX Board of the TSX Venture Exchange (“TSX-V”), and at market open on Monday, June 18, 2018, it will be fully listed for trading on the Canadian Securities Exchange (“CSE”) under the trading symbol CXXI.

The Company is pleased to announce that it has received final acceptance from the CSE and it has filed its final Form 2A on SEDAR and on the CSE website.

The Company also announces that on June 18, 2018 it will force the conversion of Convertible Debentures in the total Principal Amount of $33,500,000 into a total of 33,500,000 common shares (the “Debenture Shares”) (refer to News Release dated March 26, 2018).

Accordingly, on June 18, 2018 the Company will issue to the Convertible Debenture holders the Debenture Shares at a deemed value of $1.00 per Debenture Share, as well as 3,350,000 common shares (the “Bonus Shares’) at a deemed value of $1.00 per Bonus Share, which Bonus Shares represent 10% of the total Principal Amount of Convertible Debentures subscribed for. The Debenture Shares and Bonus Shares will remain subject to a hold period under applicable Canadian securities laws expiring on July 27, 2018, and will be subject to such further restrictions on resale as may apply under applicable foreign securities laws.

The Company further announces it has issued non-transferable common share purchase warrants to consultants at an issue price of $0.001 per share for total gross proceeds of $3,350. The Warrants entitle the consultants to purchase up to 3,350,000 common shares of the Company at an exercise price of $1.38 per share on or before June 15, 2019. Pursuant to NI 45-102, there are no hold periods on the underlying common shares issuable on exercise of the warrants. No commissions were paid in respect of these warrants.

About C21 Investments
C21 Investments Inc. (“C21”) is a cannabis company with newly acquired operations in Oregon, U.S.A. C21 is in active discussions to acquire additional operations in the U.S.A. and globally, that allows for C21 to establish a world-class, vertically integrated cannabis company. C21’s strategy is to acquire existing and successful cannabis operations with experienced management teams in place. C21’s focus is to expand into jurisdiction where it can wholly own indoor/outdoor cultivation operations, processing/extraction facilities, bakeries, branded products, and retail dispensaries with a large distribution network.

ON BEHALF OF THE BOARD
SIGNED: “Robert Cheney”
Robert Cheney, CEO, President, Director
For more information contact:
Robert Cheney Tel: (604) 336-8613

Neither the TSX-V, nor the CSE nor their Regulation Services Providers (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.